16 June, 2006

Ms. Cecilia Blye,
Chief — Office of Global Security Risk,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549

Re:	Eni SpA Form 20-F for the Fiscal Year ended December 31, 2004 Response Letter dated June 6, 2006 File No. 1-14090

Dear Ms. Blye,

        Thank you for your facsimile dated June 6, 2006 setting forth additional comments of the Staff of the Commission (the “Staff”) relating to the Form 20-F for the year ended December 31, 2004 (the “2004 Form 20-F”) of Eni S.p.A (“Eni”) (File No. 1-14090).

        In accordance with what we understand to be the Staff’s policy with respect to requests for confidential treatment of responses to the Staff’s comment letters, we are submitting two separate letters to the Staff’s comments. This letter contains the responses to the Staff’s comment for which we do not seek confidential treatment. The other letter being submitted contains confidential information of Eni and is therefore submitted on a confidential basis.

        To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold italicized text, and have provided our response immediately following the comment.

General

We note the statements in your response regarding Eni’s operating loss, capital expenditure, and fixed assets in Iran in 2005. Please advise us the percentage of revenues, assets, and capital expenditures associated with Eni’s Iranian operations in 2004 and 2003, or confirm to us that the percentages did not differ significantly from those included in your response regarding 2005.

        In 2004, Eni recorded revenues of approximately euro [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SEC] million for its Iranian operations, representing [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SEC]% of the Group’s total revenues and an operating income of approximately euro [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SEC] million, representing [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SEC]% of the Group’s total operating income. Eni’s capital expenditure in Iran in 2004 amounted to euro [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SEC] million, representing [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SEC]% of the capital expenditure of the Exploration and Production segment and [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SEC]% of total Eni capital expenditure. As of 31 December 2004, fixed assets for property, plant and equipment held by Eni in Iran amounted to approximately euro [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SEC] billion, representing approximately [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SEC]% of the total Group consolidated fixed assets.

        In 2003, Eni reported revenues of approximately euro [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SEC] million for its Iranian operations, representing [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SEC]% of the Group’s total revenues and an operating income of approximately euro [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SEC] million, representing [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SEC]% of the Group’s total operating income. Eni’s capital expenditure in Iran in 2003 amounted to euro [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SEC] million, representing [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SEC]% of the capital expenditure of the Exploration and Production segment and [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED

SEPARATELY TO THE SEC]% of total Eni capital expenditure. As of 31 December 2003, fixed assets for property, plant and equipment held by Eni in Iran amounted to approximately euro [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SEC] billion, representing approximately [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SEC]% of the total Group consolidated fixed assets.

***

        We are available to discuss the foregoing with you at your convenience.

        If you have any questions relating to this letter, please feel free to call the undersigned at +39-02-5982-1000 or Oderisio de Vito Piscicelli at Sullivan & Cromwell LLP.

Very truly yours, /s/ Marco Mangiagalli

Marco Mangiagalli Chief Financial Officer Eni S.p.A.
cc:	Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission

Pradip Bhaumik
Attorney-Advisor, Division of Corporation Finance
Securities and Exchange Commission

Richard C. Morrissey
Oderisio de Vito Piscicelli
(Sullivan & Cromwell LLP)